                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the month of February, 2005.


                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)


                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     x                     Form 40-F
                     -----                             -----

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

               Yes                                  No   x
                     -----                             -----

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS


Exhibit I........   "Review of Operations - Third Quarter of Fiscal Year 2005"

Exhibit II.......   "Novel Denim Holdings Limited Announces Fiscal 2005 Third
                     Quarter Results"

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                       Novel Denim Holdings Limited
                                  ---------------------------------------
                                              (Registrant)


Date:    February 16, 2005     By:            /s/ K.C. Chao
     ---------------------        ----------------------------------------
                                                K.C. Chao
                                       Chief Executive Officer and
                                                President